Filed by Equifax Inc.

(Commission File No. 333-270309)

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Boa Vista Serviços S.A.

Dear [investor],

Yesterday, shareholders of Boa Vista Serviços (“BVS”), the second largest consumer credit bureau in Brazil, voted to approve the merger of Equifax and BVS.

This merger will mark an exciting new global chapter for both Equifax and BVS customers and employees, expanding the EFX International footprint in the large and fast-growing $2 billion Brazilian total addressable market. Strategic, bolt-on acquisitions that strengthen the core of EFX are central to our EFX2025 growth priorities and BVS is the 14th acquisition that Equifax has signed or completed since 2021, adding over $600 million in run-rate revenue.

This strategic acquisition in the fast growing Brazil market will deliver attractive financial returns. BVS will add approximately $160 million of run-rate revenue to EFX and we expect to close the deal in early August. We will bring Equifax’s expansive global EFXCloud capabilities and cloud-native data fabric, products, decisioning and analytical technology for the rapid development of new products and services, and expansion into new verticals. It will enable BVS to bring new insights to Brazilian lenders and service providers to help them better understand their customers and promote greater financial inclusion to meet the needs of the approximately 34 million unbanked or underbanked consumers in Brazil.

Equifax maintains a unique understanding of global credit needs and is driving cloud-based innovation in consumer credit, commercial credit, and digital enablement that spans geographies. The company’s Equifax Cloud™ transformation enables Equifax to scale and adapt for the specific needs of the countries in which it operates. It further enables the sharing of learnings and strengths from each region to help other regions identify and execute effectively on new growth opportunities. The Equifax Cloud, combined with our unique data assets, leading decisioning and analytical solutions, and award-winning Identity and Fraud solutions will help accelerate the BVS digital transformation and increase the scale of the BVS business for continued success—meeting the evolving needs of both consumers and lenders in Brazil.

Equifax entered into a definitive Merger Agreement with BVS on February 9, 2023. Yesterday, BVS shareholders approved the merger, which contains the terms and conditions for implementing the Merger Agreement; the combination of the businesses and resulting delisting of BVS and exit from the Novo Mercado special list segment of the B3 S.A.—Brasil, Bolsa, Balcão (“B3”) stock exchange; as well as the waiver of the Equifax do Brasil (“Equifax Brasil”) obligation to list its shares with B3 and certain other matters related to the merger.

Between July 17 and July 31, 2023, each BVS shareholder will have the opportunity to elect the form of consideration they will receive for each of their BVS shares from the following options: (1) R$8.00 in cash, (2) R$7.20 in cash and 0.0008 of an Equifax BDR representing an equivalent fraction of one share of Equifax common stock or (3) R$5.33 of Equifax Brasil common shares and either R$2.67 in cash or 0.0027 of an Equifax BDR. The cash portion of consideration will be adjusted for Brazil’s Extended National Consumer Price Index (“IPCA”), from May 10, 2023 until the day before the closing date.

The acquisition is subject to customary closing conditions and is expected to be finalized in early August 2023, alongside the process to delist BVS shares from B3. Following the completion of the transaction, the company will become a subsidiary of Equifax Brasil and former Equifax CEO, Paulino Barros, will assume the BVS Executive Chair role to drive integration into the new EFX Cloud and new products. The acquisition is not anticipated to have a material impact on 2023 Equifax financial results.

Please reach out to me directly if you have any questions. Equifax knows the BVS business and Brazilian market well from our investments in the market over the past 11 years, and we are energized to move towards closing the acquisition in the coming weeks.

Best regards,

Trevor Burns

Trevor Burns Senior Vice President, Corporate Investor Relations m 404.326.0206 trevor.burns@equifax.com

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements and forward-looking information. All statements that address operating performance and events or developments that we expect or anticipate will occur in the future, including statements relating to our ability to consummate the proposed transaction with Boa Vista Serviços, the ability of Boa Vista Serviços to satisfy closing conditions, the expected financial and operational benefits, synergies and growth from the proposed transaction and our ability to integrate Boa Vista Serviços and its products, services, technologies, IT systems and personnel into our operations, and similar statements about our outlook and our business plans are forward-looking statements. We believe these forward-looking statements are reasonable as and when made. However, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in our 2022 Form 10-K and subsequent filings with the U.S. Securities and Exchange Commission (“SEC”). As a result of such risks and uncertainties, we urge you not to place undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date when made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

This press release is for informational purposes only and should not, under any circumstances, constitute, or be interpreted or understood as an investment recommendation, nor as an offer to acquire any of the securities of Equifax or Equifax Brasil.

FILINGS WITH THE SEC

Equifax and Equifax Brasil filed a Registration Statement on Form S-4/F-4 with the SEC on March 6, 2023 in connection with the proposed transaction (and have filed amendments to the Registration Statement on April 13, 2023 and May 9, 2023). The Registration Statement was declared effective on May 25, 2023. The Form S-4/F-4 contains a prospectus and other documents. The Form S-4/F-4 and prospectus contain important information about Equifax, Equifax Brasil, Boa Vista Serviços, the transaction and related matters. Investors and shareholders of Boa Vista Serviços should read the prospectus and the other documents filed with the SEC in connection with the transaction carefully before they make any decision with respect to the transaction. The Form S-4/F-4 and the prospectus, and all other documents filed with the SEC in connection with the acquisition will be available when filed free of charge at the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the acquisition will be made available to investors free of charge by calling or writing to Equifax Inc., Attn: Office of Corporate Secretary, P.O. Box 4081, Atlanta, Georgia 30302, telephone (404) 885-8000.